# VVF AGTECH, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

DECEMBER 31, 2023

**VVF AGTECH, INC.**

**FINANCIAL STATEMENTS**
**AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT**

**DECEMBER 31, 2023**

**TABLE OF CONTENTS**

Berger, Toombs, Elam,
Gaines & Frank

Certified Public Accountants PL

600 Citrus Avenue
Suite 200
Fort Pierce, Florida 34950

772/461-6120 // 461-1155
FAX: 772/468-9278

# Independent Accountants' Review Report

To Shareholders
VVF AgTech, Inc.
Okeechobee, Florida

We have reviewed the accompanying statement of Statement of Assets, Liabilities, and Equity – Income Tax Basis of VVF AgTech, Inc. as of December 31, 2023, and the related Statement of Revenues, and Expenses, Statement of Changes in Stockholders' Equity – Income Tax Basis, and Statement of Changes in Cash – Income Tax Basis for the year ended December 31, 2023. A review includes primarily applying analytical procedures to management's financial data and making inquiries of VVF AgTech, Inc. management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

***Management's Responsibility for the Financial Statements***
Management is responsible for the preparation and fair presentation of the financial statements in accordance with the basis of accounting the VVF AgTech, Inc. uses; this includes determining that the basis of accounting the VVF AgTech, Inc. uses is acceptable for the preparation of financial statements in the circumstances. Management is also responsible for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

***Accountants' Responsibility***
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the VVF AgTech, Inc. uses. We believe that the results of our procedures provide a reasonable basis for our report.

***Basis of Accounting***
We draw attention to Note 1 of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the VVF AgTech, Inc. uses for income tax purposes, which is a basis of accounting other than the accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

***Accountants' Conclusion***
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with tax basis of accounting and accounting principles generally accepted in the United States of America.

We are required to be independent of the VVF AgTech, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Berger Toombs Elam Gaines + Frank

Berger, Toombs, Elam, Gaines & Frank
Certified Public Accountants PL
Fort Pierce, Florida
March 15, 2024

**VVF AGTECH, INC.**
**STATEMENT OF ASSETS, LIABILITIES, AND EQUITY – INCOME TAX BASIS**
**December 31, 2023**

| | |
|---|---|
| Assets | |
| Current Assets | |
| Cash and cash equivalents | $ 194,112 |
| Inventory | 308,426 |
| Investment in joint partnership | 1,431,202 |
| Deposit | 7,000 |
| Total Current Assets | 1,940,740 |
| | |
| Property and Equipment | |
| Land | 1,981,225 |
| Buildings and improvements | 2,018,588 |
| Construction in progress | 43,634 |
| Furniture and equipment | 52,713 |
| Biological assets | 509,182 |
| Less: accumulated depreciation | (1,617,574) |
| Total Fixed Assets | 2,987,768 |
| | |
| Total Assets | $ 4,928,508 |
| | |
| Liabilities | |
| Current Liabilities | |
| Accounts payable | $ 17,497 |
| Sales tax payable | 156 |
| Accrued interest | 185,534 |
| Due to joint venture partnership | 118,300 |
| Promissory notes payable | 1,221,710 |
| Current portion of long term debt | 32,452 |
| Total Current Liabilities | 1,575,649 |
| Non-current Liabilities | |
| Long-term portion of debt | 1,070,671 |
| Total Non-current Liabilities | 1,070,671 |
| | |
| Total Liabilities | 2,646,320 |
| | |
| Stockholders' Equity | |
| Common stock | 40 |
| Preferred stock | 4,130,800 |
| Paid In capital | 1,819,423 |
| Retained earnings | (3,668,075) |
| Total Equity | 2,282,188 |
| | |
| Total Liabilities and Equity | $ 4,928,508 |

The accompanying notes are an integral part of these statements.

**VVF AGTECH, INC.**
**STATEMENT OF REVENUES AND EXPENSES – INCOME TAX BASIS**
**For the Year Ended December 31, 2023**

| | |
|---|---|
| Revenues | $ 622,886 |
| Cost of Goods Sold | 382,536 |
| Gross Profit | 240,350 |
| Operating Expenses | |
| Advertising and marketing | 13,079 |
| Bank fees | 880 |
| Contractors and consultants | 131,037 |
| Depreciation | 60,880 |
| Fertilizer and chemicals | 93,510 |
| Freight | 12,863 |
| Interest expense | 236,475 |
| Insurance | 25,269 |
| Legal and professional | 87,398 |
| Management fee | 15,000 |
| Meals and entertainment | 2,602 |
| Miscellaneous | 21,235 |
| Office expense | 102,616 |
| Payroll | 533,698 |
| Rent and lease | 420 |
| Repairs and maintenance | 23,764 |
| Travel | 11,927 |
| Taxes | 61,959 |
| Utilities | 128,119 |
| Vechicle expense | 6,466 |
| Total Operating Expenses | 1,569,197 |
| Net Operating Loss | (1,328,847) |
| Investment Loss | (938) |
| Other Income | 5,083 |
| Net Loss | $ (1,324,702) |

The accompanying notes are an integral part of these statements.

**VVF AGTECH, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - INCOME TAX BASIS**
**For the Year Ended December 31, 2023**

| | Common Stock | Preferred Stock | Paid in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance, January 1, 2023 | $ 40 | $ 550,000 | $ 862,355 | $ (2,343,373) | $ (931,018) |
| Net income | - | - | - | (1,324,702) | (1,324,702) |
| Paid in capital | - | - | 957,068 | - | 957,068 |
| Common stock issued | - | - | - | - | 40 |
| Preferred stock issued | - | 3,580,800 | - | - | 3,580,800 |
| Balance, December 31, 2023 | $ 40 | $ 4,130,800 | $ 1,819,423 | $ (3,668,075) | $ 2,282,188 |

The accompanying notes are an integral part of this statements.

**VVF AGTECH, INC.**
**STATEMENT OF CASH FLOWS – INCOME TAX BASIS**
**For the Year Ended December 31, 2023**

| | |
|---|---|
| Cash Flows From Operating Activities | |
| Net Loss | $ (1,324,702) |
| Adjustments to reconcile net loss to net cash | |
| Used by operating activities: | |
| Depreciation | 60,880 |
| Change in current assets and liabilities: | |
| Decrease in current assets | 900 |
| Increase in inventory | (197,213) |
| Increase in investments | (577,773) |
| Increase in current liabilities | 131,938 |
| Increase in accrued interest | 54,334 |
| Increase in accrued taxes | 99 |
| Net Cash Used By Operating Activities | (1,851,537) |
| | |
| Cash Flows From Investing Activities | |
| Purchases of Fixed Assets | (1,057,729) |
| Net Cash Used By Investing Activities | (1,057,729) |
| | |
| Cash Flows From Financing Activities | |
| Issuance of promissory notes payable | 1,221,710 |
| Issuance of mortgage payable | 450,000 |
| Maturity of promissory notes | (3,380,901) |
| Principal payments on mortgage payable | (22,755) |
| Issuance of preferred stock | 3,580,800 |
| Paid in capital | 957,068 |
| Net Cash Provided By Investing Activities | 2,805,922 |
| | |
| Change in Cash | (103,344) |
| | |
| Cash January 1, 2023 | 297,456 |
| | |
| Cash December 31, 2023 | $ 194,112 |

The accompanying notes are an integral part of these statements.

**VVF ACHTECH, INC.**
**NOTES TO THE FINANCIAL STATEMENTS**
**December 31, 2023**

## 1. Summary of Significant Accounting Policies

***Nature of Operations***
The financial statements have been prepared to present the financial position and results of operations from VVF AgTech, Inc. (the "Company").

VVF AgTech, Inc. was incorporated in the State of Delaware on January 4, 2022, but company operations take place in Florida and Georgia.

The Company was established with the vision to a make farming a profitable venture with the combination of safe farmland, real estate assets, and technology utilization in diversified farming businesses. With multiple lines of farming related businesses, the Company takes necessary steps to ensure risks of farming are mitigated. Growing specialty tropical fruit trees, high tech greenhouse cucumber production, farm real estate sales, tropical trees nursery are major lines of businesses of the Company.

***Fiscal Year***
The Company operates on a December 31st year-end.

***Basis of Accounting***
The financial statements of VVF AgTech, Inc. have been prepared on the Income Tax Basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (GAAP). The Income Tax Basis of accounting differs from GAAP primarily because revenues are recognized when received rather than when earned and expenses are recorded when paid rather than when incurred. Also, Under the Income Tax-basis the Company can expense certain types of assets under the tax law and GAAP requires that the assets be capitalized and expensed over their useful life. The financial statements therefore, present only cash and cash equivalents and changes therein, in the form of cash receipts and disbursements.

***Financial Statement Presentation***
Under the FASB Accounting Standards Codification, the Company is required to report information regarding its financial position and activities within the Statement of Assets, Liabilities, and Equity – Income Tax Basis and the related Statement of Operations and Retained Earnings – Income Tax Basis.

***Use of Estimates***
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

1. **Summary of Significant Accounting Policies** **(Continued)**

***Risks and Uncertainties***

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

***Cash and Cash Equivalents***

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

***Investments in Joint Partnership Ventures***

Investments in Joint Partnerships are stated on an income tax basis, which includes contributed capital minus investments (income) losses.

***Inventory***

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. On December 31, 2023, the company held $308,426 in inventory available for sale.

***Property and Equipment***

Property and equipment are recorded at acquisition cost or estimated cost at the time of acquisition. VVF AgTech, Inc. does not have records to support the acquisition cost or estimated acquisition cost of certain long-term assets. The Company's policy is to capitalize property and equipment over $5,000 with a useful life more than one year. Depreciation on all assets is computed using the straight-line method over the estimated useful lives ranging from five to forty years.

***Income Taxes***

VVF AgTech, Inc. has elected to be treated as a tax option corporation under the Internal Revenue Code. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is also subject to corporation income tax filing requirements in the States of Delaware and Florida.

***Advertising***

Advertising costs are generally charged to operations in the year incurred and totaled $13,079 in the year ending on December 31, 2023.

## 2. Cash and Cash Equivalents

Cash is comprised of the following as of December 31, 2023:

| | | |
|---|---|---|
| Checking | $ | 186,655 |
| PayPal | | 7,457 |
| Total Cash | $ | 194,112 |

On December 31, 2023, the company had $186,655, on deposit at various financial institutions, that was insured by the Federal Deposit Insurance Corporation (FDIC). The company also had a PayPal account with a carrying value of $7,457 that was not insured.

## 2. Investments in Joint Partnerships

In 2023, the company became a partner within the partnership of VVF OKEE73 FARMS, LLC. During the 2023 fiscal year, the company contributed $577,773 in cash capital to the company, the company also contributed farmland worth $853,429, and took a loss of $938. As of December 31, 2023, Investment in Joint Partnerships is $1,431,202.

## 3. Property and Equipment

An analysis of the fixed assets accounts for the year is as follows:

| | Balance January 1, 2023 | Additions | Deletions | Balance December 31, 2023 |
|---|---|---|---|---|
| Land | $ 2,177,586 | $ 657,068 | $ (853,429) | $ 1,981,225 |
| Construction In Progress | - | 43,634 | - | 43,634 |
| Buildings | 1,679,563 | 339,025 | - | 2,018,588 |
| Machinery & Equipment | 31,977 | 16,200 | - | 48,177 |
| Furniture & Fixtures | 2,734 | 1,802 | - | 4,536 |
| Biological Assets | 509,182 | - | - | 509,182 |
| Total | 4,401,042 | 1,057,729 | (853,429) | 4,605,342 |
| Less: accumulated depreciation | (1,556,694) | (60,880) | - | (1,617,574) |
| Total | $ 2,844,348 | $ 996,849 | $ (853,429) | $ 2,987,768 |

Depreciation expense for the year was $60,880 based on the income tax basis of accounting.

*See independent accountants' review report.*

**4. Promissory Notes Payable**

Short-term debt at December 31, 2023 consisted of the following:

The company issued several promissory notes to individuals and businesses totaling $1,221,710. They all have an interest rate varying from 2-6% with full balloon payment of principal and interest due within a year.

**5. Mortgage Payable**

Long-term debt at December 31, 2023 consisted of the following:

Last fiscal year, the company issued a mortgage note payable to a finance company, due in monthly payments of $6,012, with 6.25% interest and a maturity date of March 1, 2025. As of December 31, 2023, $653,123 is outstanding in mortgage payable, with $30,490 due within a year, and $620,671 due long term.

In the year 2023, The company issued a mortgage note payable due to a personal seller, due in monthly payments of interest only. The principal balance is $450,000 with 6% interest due monthly, and full payment of interest accrued and principal balance due June 2028. As of December 31, 2023, $450,000 is outstanding in principal, and accrued interest is $121,500.

Maturities of long-term debt are as follows:

| Year Ending December 31, | |
|---|---|
| 2024 | $ 32,452 |
| 2025 | 32,539 |
| 2026 | 588,222 |
| 2027 | - |
| 2028 | 450,000 |
| **Total** | $ 1,103,213 |

*See independent accountants' review report.*

6. **Equity**

**Common Stock**
Under the Articles of Incorporation, the total number of common shares of stock that the Company shall have authority to issue is 10,750,000, consisting of shares of Class A - Common Stock, $0.00001 par value per share. As of December 31, 2023, 4,000,000 shares of common stock have been issued at par value of $40.

**Preferred Stock**
Under the Articles of Incorporation, the total number of preferred shares of stock that the Company shall have authority to issue is 5,870,620.

Preferred Stock consists of:

| | Original Issue Price | Authorized Shares | Outstanding Shares | Shares Available |
|---|---|---|---|---|
| *Series Seed-1 Preferred Stock* | $ 0.90 | 1,666,670 | 1,388,866 | 277,804 |
| *Series Seed-2 Preferred Stock* | $ 0.95 | 1,578,950 | 1,342,080 | 236,870 |
| *Series Seed-3 Preferred Stock* | $ 1.00 | 1,500,000 | 1,250,000 | 250,000 |
| *Series Seed-4 Preferred Stock* | $ 1.20 | 625,000 | 296,493 | 328,507 |
| *Series Seed-5 Preferred Stock* | $ 1.50 | 500,000 | - | 500,000 |
| Total | | 5,870,620 | 4,277,439 | 1,593,181 |

As of December 31, 2023, 4,227,439 shares of preferred stock are outstanding, at the original issue price of $4,130,800.

8. **Related Party**

The company owes a partnership, $118,300, that it has an ownership interest of.

7. **Date of Management's Review**

In preparing the financial statements, the Company evaluated events and transactions for potential recognition or disclosure through March 15, 2024, the date that the financial statements were available to be issued.